Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, September 2, 2025

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES G, H, I, J AND K PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series G	0.185125	September 30, 2025	September 15, 2025
Series H	0.32792	September 29, 2025
Series I	0.207938	September 30, 2025
Series J	0.34620	September 29, 2025
Series K	0.315313	September 30, 2025

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rate in respect of the September 30, 2025 to December 30, 2025 dividend period for its floating rate preferred shares. The rate, together with the dividend per share payable for such period (if and when declared), is set forth below:

Series of Preferred Shares[1]	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series J	1.38907	5.51099	0.34727

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

1 As previously announced, Fairfax intends to redeem all of its outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series G, together with all of its outstanding Cumulative Floating Rate Preferred Shares, Series H, on September 30, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946